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June 8, 2005	OUR FILE NO. 331603-11

Neil Miller, Esq.
Attorney—Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0406

Re:
VantageMed Corporation
Registration Statement on Form S-2
Filed April 7, 2005
File No. 333-123915

Form 10-QSB for Fiscal Quarter Ended
March 31, 2005
Filed May 13, 2005
File No. 0-29367

Dear Neil:

        We are writing on behalf of VantageMed Corporation (the "Company"), in response to the letter of comments dated June 1, 2005, from Mark Shuman, Branch Chief—Legal, of the United States Securities and Exchange Commission (the "Commission").

        The numbered paragraphs below restate the numbered paragraphs in the Mr. Shuman's letter to the Company, and the discussion set our below each such paragraph is the Company's response to the Commission's comments. We have enclosed two courtesy copies of the above-referenced Registration Statement marked to show changes for the Registration Statement as originally filed.

REGISTRATION STATEMENT ON FORM S-2

Coverpage

1.
In prior comment one from our last letter dated May 6, 2005, we noticed your reference to the use of the prospectus by transferees of the selling shareholders listed on page 13. Please revise to delete your disclosure regarding transferees on the coverpage. Alternatively, please tell us why the reference to the transferees on the coverpage is of sufficient significance to warrant presentation on the coverpage?

  The reference to "transferees" on the cover page has been deleted.

Exhibits 5.1—Legal Opinion

2.
We reissue prior comment six from our last letter stating that for equity securities, counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. Noting the registrant is incorporated in Delaware, counsel must opine in the legality of the securities under the laws of Delaware.

  We have amended the opinion to add language specifically referencing applicable provisions of Delaware law.

FORM 10-QSB FOR FISCAL QUARTER ENDED MARCH 31, 2005

Item 3. Controls and Procedures, page 26

3.
We note your disclosure that the Company carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures "within the 90 days prior to the date of this report." As Rule 13a-15(b) of the Exchange Act requires such evaluation to be performed "as of the end of each fiscal quarter," please tell us whether your executives' concluded that your disclosure controls and procedures were effective as of the end of March 31, 2005 fiscal quarter. Additionally, please confirm that your future evaluations will be performed as of the end of each fiscal quarter and that you will prepare your future disclosures accordingly.

  The registrant hereby confirms that (i) its executives concluded that the registrant's disclosure controls and procedures were effective as of the end of the March 31, 2005 fiscal quarter, (ii) future evaluations will be performed as of the end of each fiscal quarter and (iii) all future disclosures will be prepared accordingly. The registrant has been performing its evaluations as of the end of fiscal quarters; the referenced language in the Form 10-QSB was in error.

4.
In the first paragraph of this section you state that your disclosure controls and procedures are effective in timely alerting them [CEO and CFO] to material information..." Please note that the definition of disclosure controls and procedures, as to which an effectiveness assessment is required, is broader in scope that the "timely alerting" statement you made. Please refer to paragraph (e) of Rule 13e-15 and advise us concerning whether the evaluations your chief executive and chief financial officers made were performed with respect to "disclosure controls and procedures" as that term is defined in Rule 13a-15(e). Please confirm that you will consider this comment in preparing future periodic filings.

  The registrant confirms that its chief executive and chief financial officers performed their evaluations with respect to "disclosure controls and procedures" as that term is defined in Rule 13a-15(e). The registrant will consider and comply with this comment in all future periodic filings.

5.
We note your statement that there were no "significant changes in internal controls and procedures or in other factors that could significantly affect internal controls subsequent to the date of their evaluation." However, Item 308(c) of Regulation S-B requires Management to evaluate any change to an issuer's internal control over financial reporting that "occurred during" the applicable fiscal quarter and that "has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting." Please supplementally tell us whether your management identified any such change that occurred during the fiscal quarter ended March 31, 2005 and that materially affected, or was reasonably likely to materially affect, you internal control over financial reporting, during its evaluation for the period ending March 31, 2005. Additionally, please confirm that your management will begin evaluation changes to your internal control over financial reporting in accordance with the terms of Item 308(c) of Regulation S-B, and that future disclosure will reflect such standards for evaluation.

  The registrant confirms that during its evaluation for the period ending March 31, 2005, management did not and has not identified any change to its internal controls over financial reporting that occurred during the fiscal quarter ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. Additionally, the registrant confirms that management will evaluate changes to its internal control over financial reporting in accordance with the terms of Item 308(c) of Regulation S-B, and that future disclosures will reflect such standards for evaluation.

        If you should have any questions, please do not hesitate to contact me.

Very truly yours,
DLA Piper Rudnick Gray Cary US LLP
Kevin A. Coyle Attorney kevin.coyle@dlapiper.com
Admitted to practice in California and New York KAC:smp Enclosure